Exhibit 99.1

NICE Systems Reports Record Revenues and Earnings for Fourth
Quarter and Fiscal Year 2008, Bookings and Backlog at New Highs

Ra’anana, Israel, February 11, 2009 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions™ to drive performance, today announced results for the fourth quarter and full year ending December 31, 2008.

Record Fourth Quarter 2008 non-GAAP Results Include:

—	Revenues of $163.3 million
—	Earnings per fully diluted share reaches $0.50
—	Book-to-bill greater than 1; Backlog at record level
—	39 7-digit deals won

Record Fiscal Year 2008 non-GAAP Results Include:

—	Revenue grew 20% to $628.4 million, net income increased 27% to $103.2 million
—	Cash generated from operations $136 million, up from $118 million in 2007
—	Cash and equivalents balance at end of December crosses $500 million mark
—	Earnings per fully diluted share of $1.67, up from $1.44 in 2007
—	Over 100 7-digit deals won

Fourth quarter 2008 non-GAAP revenue was a record $163.3 million, representing a 12.1% increase from $145.8 million in the fourth quarter of 2007. Non-GAAP revenues for fiscal year 2008 reached a record high of $628.4 million, a 20.2% increase from $522.7 million in 2007.

Fourth quarter 2008 non-GAAP gross margin reached a record 65.4%, up from 64.7% in the fourth quarter of 2007. Non-GAAP gross margin for the year reached a record 65.1% compared with 63.5% for the year 2007.

Fourth quarter 2008 non-GAAP operating margin reached 18.4%, up from 17.6% in the fourth quarter of 2007. Non-GAAP operating profit totaled a record $30.1 million, compared with $25.6 million in the fourth quarter of 2007. Non-GAAP operating margins reached an annual record of 17.4%, up from 16.7% in 2007. Non-GAAP operating profit increased to $109.4 million, up from $87.2 million in 2007.

Fourth quarter 2008 non-GAAP net income was a record $30.6 million or $0.50 per fully diluted share, up from $24.1 million or $0.39 per fully diluted share in the same quarter of 2007. Non-GAAP net income for the year was a record $103.2 million or $1.67 per fully diluted share, up from net income of $81.5 million or $1.44 per fully diluted share for 2007. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, stock based compensation expenses, loss on marketable securities, settlement and related expenses, as well as certain business combination accounting entries.

On a GAAP basis: Fourth quarter 2008 revenue was a record $163.1 million, up from $143.6 million in the fourth quarter of 2007. Fourth quarter 2008 gross profit was a record $101.7 million, up from $86.5 million, in the fourth quarter of 2007; operating profit reached $15.8 million, compared with $6.1 million, in the fourth quarter of 2007; and fourth quarter 2008 net income was $18.7 million, or $0.31 per fully diluted share, compared with $8.3 million, or $0.13 per share, on a fully diluted basis, for the fourth quarter of 2007. 2008 revenues reached a record $624.2 million, up from $517.4 million in 2007. 2008 gross profit was a record $385.4 million, up from $311.0 million in 2007; operating profit reached $37.4 million, up from $32.8 million in 2007; and 2008 net income was $39.1 million, or $0.64 per fully diluted share, compared with $37.4 million, or $0.67 per share, on a fully diluted basis, for 2007.

Total cash and equivalents as of December 31, 2008 were at a record $501.4 million, with no debt, up from $454.9 million at the end of September 30, 2008.

“2008 was a successful year for NICE. We met our targets despite the challenging economic environment. We achieved strong performance in both the enterprise and security sectors throughout the year. The advanced solutions we offer help our enterprise customers comply with regulations and mitigate risk, enhance operational efficiency and improve customer relations, which are key to maintaining their competitive edge and their survival. On the security front, we successfully executed our strategy of integrating multiple security solutions to deliver a single comprehensive, unique and powerful offering. We continue to focus on winning large-scale projects for protecting city centers, critical facilities and transportations systems,” said Haim Shani, Chief Executive Officer, NICE Systems. “Our market leading position, record backlog and pipeline, coupled with our very solid financial standing of over $500 million in cash and equivalents, will enable us to seize new and exciting opportunities and emerge from this downturn as an even stronger company.”

First Quarter and Full Year 2009 Outlook

The company is entering 2009 with a strong backlog, continued demand for its enterprise solutions and strong momentum in the security space. As a result, and taking into account the current macroeconomic environment, the company forecasts moderate year-over-year growth in both non-GAAP revenues and earnings per fully diluted share for full year 2009. The large security backlog won in the second half of 2008 will start to contribute significantly to revenues as of the second quarter 2009.

With regards to guidance for the first quarter of 2009, seasonally the weakest quarter of the year, the company has adopted a cautious approach and is forecasting non-GAAP revenues in the range of $141 — $151 million, with non-GAAP earnings per fully diluted share in the range of 31 to 41 cents.

Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel). Participants may access the conference call by dialing US toll-free 1-866-345-5855 or 1-888-668-9141; International: +972-3-918-0610; Israel: 03-918-0610. The call will also be broadcast live on the Internet via NICE’s website at www.nice.com. A telephone replay will be available for up to 72 hours after the call. The replay information: US Toll-free: 1-877-332-1104; international: +972-3-9255900; Israel: 03-9255900.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, in-process research and development write-off, legal settlements, stock based compensation expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About NICE Systems

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com

Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2007 Unaudited	2008 Unaudited	2007 Unaudited	2008 Unaudited

Revenue
Product	$86,967	$91,568	$316,888	$351,680
Services	56,611	71,520	200,486	272,482

Total revenue	143,578	163,088	517,374	624,162

Cost of revenue
Product	24,917	25,430	89,373	95,861
Services	32,113	35,945	116,969	142,885

Total cost of revenue	57,030	61,375	206,342	238,746

Gross Profit	86,548	101,713	311,032	385,416

Operating Expenses:
Research and development, net	18,495	20,749	59,632	78,445
Selling and marketing	34,727	37,195	120,592	147,879
General and administrative	23,889	24,277	85,089	97,378
Amortization of acquired intangible assets	3,380	3,672	9,175	14,493
In-process research and development	-	-	3,710	-
Settlement and related expenses	-	-	-	9,870

Total operating expenses	80,491	85,893	278,198	348,065

Operating income	6,057	15,820	32,834	37,351

Financial income, net	4,217	5,152	14,824	11,289
Other expenses, net	(83)	(21)	(24)	(53)

Income before taxes on income	10,191	20,951	47,634	48,587
Taxes on income	1,940	2,211	10,254	9,480

Net income	$8,251	$18,740	$37,380	$39,107

Basic earnings per share	$0.14	$0.31	$0.69	$0.65

Diluted earnings per share	$0.13	$0.31	$0.67	$0.64

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	59,222	60,518	53,921	60,088
Diluted earnings per share	61,282	61,209	55,926	61,268

NICE SYSTEMS LTD. AND SUBSIDIARIES
NON-GAAP NET INCOME AND EARNINGS PER SHARE
U.S. dollars in thousands (except per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2007 Unaudited	2008 Unaudited	2007 Unaudited	2008 Unaudited

GAAP net income	$8,251	$18,740	$37,380	$39,107

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	1,242	-	2,632	1,945
Service Revenue	931	253	2,730	2,267

Amortization of acquired intangible assets and acquisition related costs (a)
included in cost of product	4,345	4,080	11,842	16,541
included in operating expense	3,380	3,672	9,175	14,493
included in research and development	261	167	357	871
included in general and administrative expense	221	138	295	718

Equity based compensation expense
included in cost of product	112	84	490	359
included in cost of services	1,152	633	3,003	2,851
included in research & development	1,874	961	3,788	5,000
included in sales & marketing	2,380	1,606	6,573	6,804
included in general & administrative	3,626	2,648	9,812	10,303

Write-off of acquired in-process research & development	-	-	3,710	-

Settlement and related expenses	-	-	-	9,870

Other than temporary impairment on marketable securities	-	-	-	4,512

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation, acquired deferred
revenue, settlement expenses and other than temporary
on marketable securities	(3,659)	(2,412)	(10,331)	(12,442)

Non-GAAP net income	$24,116	$30,570	$81,456	$103,199

Non-GAAP basic earnings per share	$0.41	$0.51	$1.51	$1.72

Non-GAAP diluted earnings per share	$0.39	$0.50	$1.44	$1.67

Weighted average number of shares
outstanding used to compute:

Non-GAAP basic earnings per share	59,222	60,518	53,921	60,088
Non-GAAP diluted earnings per share (b)	61,874	61,426	56,424	61,699

(a) Includes compensation expenses related to the acquisitions of US$482 and US$305 for the quarter, and US$652 and US$1,589 year to date for 2007 and 2008, respectively.

(b) For Non-GAAP earnings per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2007	December 31, 2008
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$116,619	$144,376
Short-term investments	123,322	186,072
Trade receivables	101,977	104,115
Other receivables and prepaid expenses	20,749	23,697
Inventories	11,835	11,500
Deferred tax assets	8,258	8,400

Total current assets	382,760	478,160

LONG-TERM ASSETS:
Marketable securities	158,260	170,923
Other long-term assets	18,349	17,949
Deferred tax assets	8,739	7,373
Property and equipment, net	18,655	23,394
Other intangible assets, net	162,315	145,402
Goodwill	443,256	445,504

Total long-term assets	809,574	810,545

TOTAL ASSETS	$1,192,334	$1,288,705

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$21,792	$23,060
Accrued expenses and other liabilities	208,085	237,589

Total current liabilities	229,877	260,649

LONG-TERM LIABILITIES:
Deferred tax liabilities	41,764	37,060
Other long-term liabilities	16,899	20,174

Total long-term liabilities	58,663	57,234

SHAREHOLDERS' EQUITY	903,794	970,822

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,192,334	$1,288,705

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended December 31,		Twelve months ended December 31,
	2007 Unaudited	2008 Unaudited	2007 Unaudited	2008 Unaudited

Cash flows from operating activities:

Net income	$8,251	$18,740	$37,380	$39,107
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	10,295	11,116	30,926	42,740
Stock based compensation	9,144	5,938	23,666	25,321
Excess tax shortfall (benefit) from share-based payment arrangements	(976)	116	(4,945)	(638)
In-process research and development	-	-	3,710	-
Accrued severance pay, net	(272)	282	632	1,506
Amortization of discount (premium) and accrued interest
on marketable securities	51	122	5	1,504
Loss on marketable securities sold or impaired	-	42	-	4,924
Deferred taxes, net	(3,752)	(1,936)	(5,231)	(5,554)
Decrease (increase) in trade receivables	(6,319)	77	(15,224)	(232)
Decrease (increase) in other receivables and prepaid expenses	(118)	714	(9,623)	(1,450)
Decrease (increase) in inventories	264	(456)	7,579	300
Increase (decrease) in trade payables	4,928	2,054	(2,982)	189
Increase in accrued expenses and other liabilities	9,558	5,471	51,933	28,352
Other	1	(306)	(58)	(359)

Net cash provided by operating activities from continuing operations	31,055	41,974	117,768	135,710
Net cash provided by operating activities from discontinued operation	-	-	476	-

Net cash provided by operating activities	31,055	41,974	118,244	135,710

Cash flows from investing activities:

Purchase of property and equipment	(3,727)	(3,798)	(10,947)	(15,454)
Proceeds from sale of property and equipment	1	1	58	20
Investment in marketable securities	(46,829)	(83,271)	(208,590)	(231,057)
Proceeds from maturity, call and sale of marketable securities	41,635	68,290	201,045	176,551
Investment in short-term bank deposits	(39,023)	(20,408)	(39,131)	(64,448)
Proceeds from short-term bank deposits	31	21	139	39,095
Capitalization of software development costs	(268)	(127)	(962)	(1,278)
Purchase of intangible asset	-	(31)	-	(3,533)
Payments for acquisitions	(15,003)	(5)	(217,598)	(21,679)
Received upon the realization of investment in an affiliate	-	-	-	964

Net cash used in investing activities	(63,183)	(39,328)	(275,986)	(120,819)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	3,646	1,266	20,273	15,282
Proceeds from issuance of shares upon public offering, net	23,343	-	180,934	-
Excess tax benefit (shortfall) from share-based payment arrangements	976	(116)	4,945	638
Receipt of short-term bank loan	-	-	120,000	-
Repayment of short-term bank loan	-	-	(120,000)	-

Net cash provided by financing activities	27,965	1,150	206,152	15,920

Effect of exchange rate changes on cash	326	(1,105)	844	(3,054)

Increase (decrease) in cash and cash equivalents	(3,837)	2,691	49,254	27,757
Cash and cash equivalents at beginning of period	120,456	141,685	67,365	116,619

Cash and cash equivalents at end of period	$116,619	$144,376	$116,619	$144,376